SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)



                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

This Report on Form 6-K is incorporated by reference into the Registrant's
Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Reports a US$ 4.2 Million Order for Israeli Seam Line Project dated August 4, 2005.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Reports a US$ 4.2 Million Order for Israeli Seam Line Project

Thursday August 4, 1:38 am ET

YAHUD, Israel, August 4 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ: MAGS, TASE: MAGS) today announced that it has been chosen by the Israeli Ministry of Defense (MOD) as the successful bidder in the installation of a perimeter intrusion detection systems along a further 40 kilometers of the seam line in Israel. The total amount of the order is about US$4.2 million. The majority of the order is expected to be installed before the end of 2005. This order is a follow on order in addition to the previous US$6.1 million framework agreement the Company announced in March of this year for installation of its systems along the seam line.

The order also included an option, which will automatically enable the Israeli Ministry of Defence to increase the order by a further US$5 million. Management believes that assuming there are no unusual events, the MOD will exercise this option and increase the order before the end of the year.

Mr. Jacob Even-Ezra, Chairman of Magal and CEO, said: "We are pleased to have been chosen once again by the Israeli MOD to continue the installation of our systems along the seam line. Mr. Mashiah Netzah, head of the seam line administration, was quoted in an article published in the Ha'aretz newspaper in early July 2005 that to date, 213 kilometers of the barrier have been built in the north part of the seam line and out of the remaining 450 kilometers, 190 kilometers are currently under construction in the southern part of the seam line. Another 80 kilometers of the central portion of the fence will be finished between December 2005 and March 2006."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:
    Magal Security Systems, Ltd
    Roi Levy, Controller
    Tel: +972-3-5391444
    Fax: +972-3-5366245
    E-mail: magalssl@trendline.co.il


    Gelbart Kahana Investor Relations
    Ehud Helft, Investor Relations
    Tel: +1-866-704-6710
    Tel (Intl): +972-3-6074717
    E-mail: , Kenny@gk-biz.com




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  August 4, 2005